Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-163354

PROSPECTUS

MEMC Electronic Materials, Inc.

3,225,792 shares of Common Stock

This Prospectus will be used from time to time by the selling stockholders to resell certain shares of our common stock.  The selling stockholders may also be offered additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “WFR.”  On November 24, 2009 the last sale price of our common stock as reported on the New York Stock Exchange was $12.16 per share.

The selling stockholders may sell the shares of common stock described in the Prospectus in a number of different ways and at varying prices.  See “Plan of Distribution” beginning on page 11 of this Prospectus for more information about how the selling stockholders may sell their shares of common stock.

Investing in our securities involves risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

________________________

The date of this prospectus is November 25, 2009

No dealer, salesperson or other person is authorized to give you any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations.  The selling stockholders are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted by applicable law.  The information contained in this prospectus is current only as of its date.

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933. Under this automatic shelf registration process, the selling stockholders listed herein may, from time to time, sell shares of our common stock as described in this prospectus. For further information about our business and the securities, you should refer to the registration statement and its exhibits. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

You should rely only on the information contained and incorporated by reference in this prospectus or in any prospectus supplement.  We have not authorized anyone to provide you with information that is different.  The selling stockholders are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted by applicable law.  Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus, that the information contained herein is correct as of any time subsequent to the date hereof or that any information incorporated or deemed to be incorporate by reference herein is correct as of any time subsequent to the date hereof.

MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the United States and other jurisdictions.

Unless the context requires otherwise, in this prospectus the words  “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries.

-ii-

SUMMARY

Overview

We are a global leader in the manufacture and sale of wafers and have been a pioneer in the design and development of wafer technologies over the past fifty years. With manufacturing and research and development facilities in the United States, Europe and Asia Pacific, we enable the next generation of high performance semiconductor and solar applications. Our customers include major semiconductor device and solar cell (device) manufacturers. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch). Since 2007 we have been selling 156 millimeter wafers targeted for solar applications. Depending on market conditions, we also sell intermediate products such as polysilicon, silane gas, ingots and scrap wafers to semiconductor device and equipment makers, solar cell and module manufacturers, flat panel and other industries.

We were formed in 1984 as a Delaware corporation and completed our initial public stock offering in 1995. Our corporate structure includes, in addition to our wholly owned subsidiaries, an 80%-owned consolidated joint venture in South Korea (MEMC Korea Company or MKC).

On November 20, 2009, we consummated the acquisition of SunEdison LLC (“SunEdison”) pursuant to the Agreement and Plan of Merger, as amended, by and among the Company, Sierra Acquisition Sub, LLC, SunEdison and the representatives named therein.  As a result of this acquisition, we now participate in the actual development of solar power plants and commercialization of solar energy.

The selling stockholders acquired the shares of our common stock which are the subject of this prospectus in the merger with SunEdison.  See “Selling Stockholders” below.

In 2008, we were engaged in one reportable industry segment—the design, manufacture and sale of silicon wafers. Financial information regarding this industry segment is contained in our 2008 Annual Report, which information is incorporated herein by reference.  As a result of the SunEdison acquisition, we will be reevaluating our segment reporting as of December 31, 2009.

Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number is (636) 474-5000.  Our website address is www.memc.com.  We do not incorporate the information contained on our website into this Prospectus, and you should not consider it part of this Prospectus.

The Offering

Securities Offered	Common stock, $0.01 par value per share
Number of shares of common stock being offered	Up to 3,225,792 shares
Common stock issued and outstanding after the offering	227,356,573 shares
Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering.
New York Stock Exchange Symbol	WFR

RISK FACTORS

This prospectus  contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those incorporated herein by reference from our 2008 Annual Report.

An investment in our common stock involves a high degree of risk. In addition to the risk factors set forth below, please see the risk factors described in our Quarterly Reports on Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which are incorporated by reference in this prospectus.  You should carefully consider the specific factors listed below together with the other information included in this prospectus or incorporated by reference in this prospectus, including our financial statements and related notes, before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we as of November 24, 2009 think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to the SunEdison Acquisition

With the acquisition of Sun Edison, we are entering into a new business area, which business may not be successful or which may adversely affect the financial results of the combined company.

We may encounter financial and operational difficulties in integrating the Sun Edison business with our current lines of business or in operating the Sun Edison business successfully. We cannot be certain of the degree and scope of operational and integration problems that may arise.

We anticipate that the Sun Edison business will require significant amounts of working capital and other capital. There can be no assurance that the Sun Edison business will produce sufficient margins to support the capital required.  Historically, the Sun Edison business has generated losses as Sun Edison has ramped up its operations.  When these Sun Edison historical financial results are consolidated with MEMC’s historical financial results as required by generally accepted accounting principles, such combined results could be significantly different from the historical financial results previously reported by MEMC.

There are significant barriers to entry and other risks related to the development of solar power plants, including high initial capital expenditure costs to develop and construct functional power plant facilities, the availability of favorable government tax and other incentives, the high cost and potential regulatory and technical difficulties in integrating into new markets, an often limited or unstable marketplace, competition from other sources of electric power, regulatory difficulties including obtaining necessary permits, difficulties in negotiating power contracts with potential customers, educating the market regarding the reliability and benefits of solar energy products and services, costs associated with environmental regulatory compliance, and competing with larger, more established solar energy companies. There can be no assurance that we will be able to overcome these barriers to entry and other risks as we develop our solar power projects and energy services business.

Our acquisition of Sun Edison could cause current or potential customers for our solar wafers to reduce or discontinue their purchases from us.

As a supplier of solar wafers, we sell our products to solar cell and solar module manufacturers, pursuant to our long term solar wafer supply agreements, as well as to a number of other cell and solar module manufacturers through short term supply agreements or on a purchase order basis. We have previously announced that MEMC has no intention of entering the solar cell and module manufacturing space, and we have also agreed with our long term customers, pursuant to our long term solar wafer supply agreements with them, that we will not compete with them in the manufacturing and sale of solar cells and modules. With the acquisition of Sun Edison, a developer of solar power projects (and a purchaser of solar modules from certain of our customers), some of the customers for our solar wafers that also develop solar power projects could decide that they will reduce or discontinue their purchase of wafers from MEMC. Such a reduction or cessation of purchases could decrease some of the anticipated synergies we hope to achieve from the Sun Edison acquisition, and could have a material adverse effect on our business, results of operations or financial condition.

Any future strategic acquisition we make, such as the Sun Edison acquisition, could have a dilutive effect on our current stockholders’ investment.

The acquisition of Sun Edison includes the initial issuance of approximately 3.8 million shares of our common stock to the equity holders of Sun Edison, and future acquisitions could involve issuances of equity securities that could have a dilutive effect on our current stockholders’ investment.

Risks Related to an Investment in Our Common Stock

The market price of our common stock has fluctuated significantly, especially in recent years, and may continue to do so in the future.

The market price of our common stock may be affected by various factors, including:

•         quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•         market conditions experienced by our customers and in the semiconductor industry, solar industry and wafer industry;

•         interruption of operations at our manufacturing facilities or the facilities of our suppliers;

•         announcements of operating results that are not aligned with the expectations of investors;

•         general worldwide macroeconomic conditions;

•         changes in our relationships with our customers;

•         announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•         developments in patent or other proprietary rights by us or by our competitors; and

•         general stock market trends.

As a participant in both the semiconductor industry and the solar industry, two industries that have often experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of an individual company, this market volatility may adversely affect the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, may depress the market price of our common stock.

Sales of substantial amounts of our common stock into the public market, or the perception that substantial sales may be made, could cause the market price of our common stock to decline.  These sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Certain provisions of our Restated Certificate of Incorporation and Restated By-Laws could delay or make more difficult a change of control or change in management that would benefit our stockholders.

Certain provisions of our Restated Certificate of Incorporation and Restated By-Laws may delay, defer or make more difficult:

•         a merger, tender offer or proxy contest;

•         the assumption of control by a holder of a large block of our securities; and

•         the replacement or removal of current management by our stockholders.

For example, our Restated Certificate of Incorporation divides the board of directors into three classes, with members of each class to be elected for staggered three-year terms. This provision may make it more difficult for stockholders to change the majority of directors and may frustrate accumulations of large blocks of common stock by limiting the voting power of such blocks. This may further discourage a change of control or change in current management.

These provisions may limit participation by our stockholders in any merger or other change of control transaction, whether or not the transaction is favored by current management or would be favorable to our stockholders. These provisions may also make removal of current management by our stockholders more difficult, even if such removal would be beneficial to the stockholders generally.

In addition, our board of directors is authorized to issue up to 50,000,000 shares of preferred stock without the vote of our holders of common stock. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

Our issuance of preferred stock could adversely affect holders of common stock.

Our board of directors is authorized to issue series of preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.

We have no present intention of paying dividends on our common stock.

We have never paid any cash dividends on our common stock and have no present plans to do so. In addition, we are restricted by covenants contained in our Revolving Credit Agreement dated July 21, 2005 with National City Bank of the Midwest, US Bank National Association and other lending institutions as may from time to time become lenders, without the prior written consent of such lenders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended:

  statements set forth in this prospectus or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including any statements contained in this prospectus or documents incorporated by reference concerning:

-- our belief that our ability to meet all of our polysilicon requirements through our in-house capabilities provides us with a key cost advantage to compete more effectively in the wafer industry;

-- our belief that device manufacturers recognize the critical role that wafers and other materials play in improving device performance and reducing their production costs;

-- our belief that the consolidation of the semiconductor wafer industry is causing segmentation between larger and smaller producers, with larger manufacturers gaining an increasing share of the overall semiconductor wafer market;

-- our belief that semiconductor device manufacturers will continue to select wafer suppliers that offer advanced technological capabilities, a broad product portfolio and superior service to satisfy exacting device requirements;

-- our belief that the OPTIA™ wafer is the most technologically advanced polished wafer available today;

-- our belief that we could adapt some of our existing wafer manufacturing assets to produce wafers or ingots for solar applications should market conditions or our customers require it;

-- our belief that our wafers are competitive with wafers manufactured by others on the basis of product quality, consistency, price, technical innovation, customer service and product availability;

-- our belief that our relations with our employees are generally good;

-- our belief that we could substitute chunk polysilicon for granular polysilicon;

-- our belief that we will generate sufficient taxable income to realize the benefits of our net deferred tax assets;

-- our belief that our capital expenditures for 2009 will be less than our capital expenditures for 2008;

-- our anticipation that we will not have to sell our auction rate securities below our cost in order to operate our business;

-- our belief that, other than the securities for which we have recorded an other than temporary impairment, the decline in fair value of our securities is directly attributable to the current global credit conditions and that the time to reach the original carrying value for certain of our investments is greater than twelve months;

-- our belief that, based on our current cash, cash equivalents and investment balances and expected operating cash flows, the current liquidity concerns in the credit and capital markets will not have a material impact on our liquidity, cash flow, financial flexibility or our ability to fund our operations;

-- our belief that we have the financial resources needed to meet business requirements for at least the next 12 months, including capital expenditures and working capital requirements;

-- our belief that the adoption of SFAS 157 will not have a material impact upon adoption on our consolidated financial statements related to non-financial assets and liabilities;

-- our belief that the adoption of SFAS 141R will not have a material effect on our consolidated results of operations and financial condition;

-- our belief that the adoption of SFAS 160 will not have a material effect on our consolidated results of operations and financial condition;

-- our belief that the adoption of SFAS 161 will not have a material effect on our consolidated results of operations and financial condition;

-- our belief that the adoption of FSP FAS 132(R)-1 will not have a material effect on our consolidated results of operations and financial condition;

-- our belief that our tax positions are fully supported and that our income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments;

-- our expectation that contributions to our pension and post-employment plans in 2009 will be approximately $1.1 million and $2.2 million, respectively;

-- our belief that we are taking all necessary environmental remediation steps at our facilities, and our expectation that these known conditions will not have a material impact on our business;

-- our belief that our existing facilities and equipment are well maintained, in good operating condition and are adequate to meet our current requirements;

-- our belief that the ultimate outcome of legal proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations;

-- our belief that there will be some insurance coverage available under MEMC’s insurance policies for the class actions and derivative claims described in Item 1 of our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009;

-- our belief that the increase in semiconductor demand is expected to continue into the fourth quarter of 2009;

-- our belief that pricing for solar applications over the course of the fourth quarter of 2009 is uncertain;

-- our expectation that demand for solar applications is expected to improve slightly over the third quarter of 2009;

-- our belief that the 2009 Global Plan reductions in force will result in annualized cost savings of approximately $30 million;

-- our belief that we will incur charges related to employees who will be terminated under the 2009 US Plan of approximately $19 million;

-- our belief that we expect to make the related severance payments under the 2009 US Plan at the time of the final production dates for the facilities through the second quarter of 2011;

-- our belief that we will incur charges of approximately $41 million for contract terminations and other related move costs associated with the closings;

-- our belief that we will expense contract terminations and other related move costs associated with the 2009 US Plan as incurred starting in the fourth quarter of 2009 until the final production date;

-- our belief that in total, we expect to incur approximately $73 million in cash costs associated with the 2009 US Plan and contract terminations;

-- our belief that the 2009 US Plan facility closings will result in an annualized savings beginning in the third quarter of 2010 of approximately $10 million, rising to approximately $55 million of annualized savings beginning in the second quarter of 2011;

-- our belief that the adoption of ASC 715, “Compensation – Retirement Benefits” will not have an impact on our consolidated results of operations or financial condition;

  any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and
  other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements.  Factors that could cause actual results to differ materially are set forth under “Risk Factors” beginning on page 2 of this prospectus.

You should not place undue reliance on such statements, which speak only as of the date that they were made.  These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to such forward looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SELLING STOCKHOLDERS

In connection with the acquisition of SunEdison, we have issued 3,225,792 shares of our common stock as merger consideration in a private placement to the selling stockholders, all of whom are “accredited investors.”  Pursuant to a registration rights agreement we entered into in connection with the merger, we are registering these shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

None of the selling stockholders have had a material relationship with MEMC within the last three years.  The following selling stockholders had a material relationship with SunEdison within the last three years, as more fully described below.  The remaining selling stockholders did not have a material relationship with SunEdison.

•         Brian Robertson was President, Chief Financial Officer and Chief Operating Officer of SunEdison.  Mr. Robertson was an employee of SunEdison from May 2004 to June 2008.

•         Christopher Cook was Senior Vice President of Market Creation of SunEdison.  Mr. Cook was an employee of SunEdison from January 2005 to August 2008.

•         Jigar Shah was Chief Executive Officer and Chief Strategy Officer of SunEdison.  Mr. Shah was an employee of SunEdison from October 2003 to November 2008.

•         Claire Broido-Johnson was Vice President of Renewable Energy Credits of SunEdison.  Ms. Broido-Johnson was an employee of SunEdison from October 2003 to December 2008.

•         Brian Jacolick is the General Manager of the Americas of SunEdison and was a member of the Board of Managers of SunEdison from July 2008 to the effective time of the Merger.

•         David Buzby, who controls Buzby-Vasan Trust, was a member of the Board of Managers of SunEdison from March 2005 to the effective time of the Merger, and was the interim Chief Executive Officer of SunEdison from October 2006 to February 2007, and again from August 2008 to February 2009.

•         Mark Cirilli is the Managing Director of MissionPoint Capital Partners, an affiliate of MissionPoint SE Parallel Fund, L.P. and MissionPoint SE Alternative Parallel Fund, L.P.  Mr. Cirilli was a member of the Board of Managers of SunEdison from September 2005 to the effective  time of the Merger.

•         Thomas Melone is the Chief Executive Officer of Allco American Capital Limited, LLC.  Mr. Melone was a non-voting observer of the Board of Managers of SunEdison from June 2006 to the effective  time of the Merger.

•         Michael Feldman is a Managing Director of Goldman, Sachs & Co.  Mr. Feldman was a member of the Board of Managers of SunEdison from January 2008 to the effective  time of the Merger.

•         Martin T. Hart is the Manager of H Investment Company LLC.  Mr. Hart was a member of the Board of Managers of SunEdison from October 2008 to August 2009.

•         Louis Iaconetti is an employee of HSH Nordbank AG, Cayman Islands Branch or one of its affiliates.  Mr. Iaconetti was a non-voting observer of the Board of Managers of SunEdison from June 2009 to the effective  time of the Merger.  Prior to that date another employee of HSH Nordbank AG, Cayman Islands Branch or one of its affiliates was a non-voting observer of the Board of Managers of SunEdison since March 2008.

•         Christopher Moran is an employee of Applied Ventures, LLC.  Mr. Moran was a non-voting observer of the Board of Managers of SunEdison from April 2008 to the effective  time of the Merger.

•         Peter J. Lee is a Managing Director of Black River Asset Management, an affiliate of Black River CEI Subsidiary 6 LLC. Mr. Lee was a non-voting observer of the Board of Managers of SunEdison from September 2008 to the effective  time of the Merger.

•         Cooper Schieffelin is an employee of Black River Asset Management. Mr. Schieffelin was a non-voting observer of the Board of Managers of SunEdison from May 2008 to September 2008.

•         Isaac Fehrenbach is a Principal at Greylock Partners, an affiliate of Greylock XII Principals, LLC, Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.  Mr. Fehrenbach was a member of the Board of Managers of SunEdison from July 2009 to the effective  time of the Merger.

•         An affiliate of Goldman, Sachs & Co. was engaged by SunEdison to serve in an advisory capacity with respect to the Merger.  Such affiliate of Goldman, Sachs & Co. is entitled to receive fees from SunEdison in connection with the closing of the Merger.

•         Goldman, Sachs & Co. has been retained by SunEdison as its financial advisor in connection with SunEdison’s participation in the Department of Energy Loan Guarantee Program and will receive certain fees in connection with such engagement.

            The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by such selling stockholder immediately prior to this registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by each selling stockholder assuming all shares covered by this registration statement are sold.  The last two columns of this table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of our common stock are subsequently bought or sold by the selling stockholders.

Name	Beneficial Ownership Prior to the Registration		Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold
	Number	Percent		Number	Percent
MissionPoint SE Parallel Fund, L.P.	1,071,085	*	1,071,085	0	-
Goldman, Sachs & Co.	911,566	*	698,823	212,743	*
Allco American Capital Limited	416,211	*	416,211	0	-
Greylock XII Limited Partnership	337,660	*	337,660	0	-
Black River Commodity Clean Energy Investment Fund LLC	318,952	*	318,952	0	-
HSH Nordbank AG, Cayman Islands Branch	93,237	*	93,237	0	-
MissionPoint SE Alternative Parallel Fund, L.P.	91,560	*	91,560	0	-
Applied Ventures, LLC	80,058	*	80,058	0	-
Greylock XII-A Limited Partnership	37,517	*	37,517	0	-
Greylock XII Principals, LLC	19,746	*	19,746	0	-
H Investment Company LLC	19,086	*	19,086	0	-
John Weiser	15,784	*	15,784	0	-
Buzby-Vasan Trust	4,844	*	4,844	0	-
Chris Whitman	4,844	*	4,844	0	-
MAP Royalty, Inc.	3,230	*	3,230	0	-
Jigar Shah	2,434	*	2,434	0	-
James R. Zarley Trust	2,358	*	2,358	0	-
Manoj Dengla	1,820	*	1,820	0	-
Brian Jacolick	1,704	*	1,704	0	-
FTF Family LLC	1,566	*	1,566	0	-
Christopher Cook	1,327	*	1,327	0	-
Brian Robertson	973	*	973	0	-
Claire Broido-Johnson	973	*	973	0	-
Total	3,438,535	1.51%	3,225,792	212,743	*

*represents less than 1%

PLAN OF DISTRIBUTION

The selling stockholders may effect from time to time sales of the common stock directly or indirectly, by or through underwriters, agents or broker-dealers, and the common stock may be sold by one or a combination of several of the following methods:

•         on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

•         in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•         ordinary brokerage transactions;

•         an underwritten public offering in which one or more underwriters participate;

•         put or call options transactions or hedging transactions relating to the common stock;

•         short sales;

•         purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

•         “block” sale transactions;

•         privately negotiated transactions;

•         a combination of any such methods of sale; and

•         any other method permitted pursuant to applicable law.

The common stock may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the common stock or at negotiated prices. At the time that a particular offer is made, a prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by the selling stockholders and purchasers of the common stock may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts or commissions from the selling stockholders and the purchasers of the common stock in amounts that will be negotiated prior to the time of the sale. Sales will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. If the shares of common stock are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised that the selling stockholders have any definitive selling arrangement with any underwriter, broker-dealer or agent.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

The selling stockholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), provided that such sale meets the criteria and conforms to the requirements of such rule.

Any broker or dealer participating in any distribution of the common stock in connection with the offering made by this prospectus may be considered to be an “underwriter” within the meaning of the Securities Act and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the common stock from or through that broker or dealer.

We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus. We will bear all expenses incident to the registration of the common stock under federal and state securities laws and the sale of the common stock hereunder other than discounts, fees of underwriters, selling brokers and dealer managers, attorneys fees incurred by the selling stockholders, and any transfer taxes payable on any shares.

In order to comply with various states' securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

We have agreed to indemnify the selling stockholders and any person authorized to act and who acts on behalf of the selling stockholders against liabilities relating to the registration statement, including liabilities under the Securities Act and the Exchange Act. The selling stockholders have agreed to indemnify us, our directors and officers and any control persons against liabilities relating to any information given to us by such parties for inclusion in the registration statement, including liabilities under the Securities Act and the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC.  You may read and copy the registration statement, including the attached exhibits, and any reports, proxy statements or other information that we file at the SEC’s public reference room in Washington, D.C. at Room 1580, 100 F Street, N.E., 20549.  You can request copies of these documents by writing to the SEC and paying a duplicating charge.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities.  The SEC makes our filings available to the public on its Internet site (http://www.sec.gov).  In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In addition, we make available free of charge through our Internet site (http://www.memc.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means we can disclose important information to you by referring you to other documents that the company filed separately with the SEC.  You should consider the incorporated information as if we reproduced it in this prospectus, except for any information directly superseded by information subsequently filed with the SEC and incorporated in this prospectus.

We incorporate by reference into this prospectus the following documents (SEC File No. 1-13828), which contain important information about us and our business and financial results:

•         our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•         our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009, and September 30, 2009;

•         our Current Reports on Form 8-K dated January 22, 2009 (Item 5.03 only), February 5, 2009, February 6, 2009, February 11, 2009, February 17, 2009, March 3, 2009, April 2, 2009, April 14, 2009, May 8, 2009, May 13, 2009, June 4, 2009, June 17, 2009, July 20, 2009, July 23, 2009 (Item 1.01 only), July 23, 2009 (Item 1.01 only), August 3, 2009, September 8, 2009, September 22, 2009, October 9, 2009, October 22, 2009 (Item 8.01 only), October 28, 2009, November 5, 2009, November 5, 2009, November 17, 2009, November 20, 2009 and November 23, 2009; and;

•         the description of the MEMC common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1995.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the expiration of the offering.  The SEC allows us to incorporate by reference into this prospectus such documents.  You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) or any prospectus supplement to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling our director of investor relations at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376 (telephone (636) 474-5000).

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Bryan Cave LLP, Washington, DC.

EXPERTS

The consolidated financial statements of MEMC Electronic Materials, Inc. as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference from MEMC’s Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated by reference herein in reliance upon the reports dated February 27, 2009, also incorporated by reference herein, of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.